SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 15)

Cohu, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

001751-19257610

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 001751-19257610	13G

1	Names of Reporting Persons Nicholas J. Cedrone
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Cedrone Irrevocable Trust – 755,249 Nicholas J. Cedrone – 498,458
	6	Shared Voting Power
	7	Sole Dispositive Power Cedrone Irrevocable Trust – 755,249 Nicholas J. Cedrone – 498,458
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,707
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.03%
12	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Cohu, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12367 Crosthwaite Circle, Poway, CA 92064

Item 2(a)	Name of Person Filing:

Nicholas J. Cedrone

Item 2(b)	Address of Principal Business Office or, if None, Residence:

10 Hawthorne Road, Wellesley, MA 02481

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e)	CUSIP Number:

001751-19257610

Item 3	If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4	Ownership

The aggregate number and percentage of the class of securities of the issuer identified in Item 1 owned by Mr. Cedrone on December 31, 2013 was as follows:

(a)	Amount beneficially owned: 1,253,707.
(b)	Percent of class: 5.03%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,253,707.
(ii)	Shared power to vote or to direct the vote .
(iii)	Sole power to dispose or to direct the disposition of 1,253,707.
(iv)	Shared power to dispose or to direct the disposition of .

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
(Date)

/s/ Nicholas J. Cedrone
(Signature)

Nicholas J. Cedrone